Exhibit 99.1

Caledonia Mining Corporation Plc
Accident at Blanket Mine
(TSX: CAL, OTCQX: CALVD, AIM: CMCL)

St Helier, 10 July 2017, Caledonia Mining Corporation Plc regrets to announce a fatality at the Blanket Mine in Zimbabwe in a mining-related accident on 7 July 2017.
The accident occurred in number 6 shaft area of the mine. Management has notified the Minister of Mines and Mining Development and the Inspector of Mines and will provide all the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiry into this incident.
Until such a time as the outcome of this enquiry has been reached, no further details can be released. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased.
Steve Curtis, Chief Executive Officer, said:
"We take the safety of our employees very seriously at Blanket so we are very disappointed with this fatality. I join with my colleagues in expressing our sincere condolences to the family, colleagues and friends of the deceased".

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Head and Registered Office: Caledonia Mining Corporation Plc
3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF
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